January 26, 2010

Mr. Jonathan Wiggins
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Mail Stop 3010
Washington, D.C. 20549

Dear Mr. Wiggins,

Please find attached the amended Form 8K for PureSpectrum, Inc. as requested by the SEC in your letter dated January 22, 2009.

We have amended the Form 8K filed January 21, 2010 File No. 000-53015 based on your comments as follows:

Comment #1. We have amended Form 8K to include all of the information required by Item 304 of Regulation S-K. Specifically, we have amended the Form 8K to include a statement that for two years ending December 31, 2008 and December 31, 2007 the reports of Davis Accounting Group PC contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principle. The report of Davis Accounting Group PC of PureSpectrum's financial statements for the past two years ended December 31, 2008 and December 31, 2007 did contain explanatory paragraphs describing an uncertainty about PureSpectrum's ability to continue as a going concern.

Comment #2. We have amended Form 8K to include a statement that for the past two years ended December 31, 2008 and December 31, 2007 and all subsequent interim periods preceding the dismissal, there have been no disagreements with Davis Accounting Group, PC on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davis Accounting Group, PC would have caused them to make reference thereto in their report on the financial statements for such two years.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8K. The Company also acknowledges that SEC staff comments or changes to our disclosure do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.


Respectfully submitted,

PureSpectrum, Inc.

By: /S/ William R. Norton
    ---------------------
Name: William R. Norton
Title: Executive Vice President